Filed by Nuveen Preferred Income Opportunities Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Flexible Investment Income Fund

Commission File No. 811-22820

Nuveen Flexible Investment Income Fund (JPW)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you a Proxy Statement/Prospectus concerning important proposals affecting your fund, which will be considered at an Annual Meeting of Shareholders of the fund on Wednesday, April 12, 2017, at 2:00 p.m. Central Time at the offices of Nuveen Investments, Inc., 333 West Wacker Drive, Chicago, Illinois 60606. This letter was sent because you held shares in the fund on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY

COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The Proxy Statement/Prospectus we sent you contains important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-866-300-0742.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

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